United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of

August 2004

Valley of the Rio Doce Company

(Translation of Registrant’s name into English)

Avenida Graça Aranha, No. 26
20005-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- ______.)

Press Release
Signatures

Press Release

MINUTES OF THE EXTRAORDINARY GENERAL SHAREHOLDERS MEETING OF COMPANHIA VALE DO RIO DOCE, HELD ON AUGUST 18, 2004.

PUBLICLY HELD COMPANY
CORPORATE TAX REGISTRATION (CNPJ) 33,592,510/0001-54
BOARD OF TRADE REGISTRATION (NIRE) 33,300,019,766

01-	LOCATION, DATE AND TIME:

At the Company’s head office, at Avenida Graça Aranha, 26, 19th floor, Rio de Janeiro, on August 18, 2004, at 4:30 p.m.

02-	PANEL:

Chairman: Mr. Ricardo Carvalho Giambroni Secretary: Mr. Pedro Aguiar de Freitas

03-	ATTENDANCE AND QUORUM:

Attended by the shareholders representing more than 2/3 of the voting capital, as recorded in the Shareholder Attendance Ledger, thereby confirming the quorum for decisions listed in the Order of the Day. Also present are the effective member of the Fiscal Council, Mr. Oswaldo Mário Pêgo de Amorim Azevedo, pursuant to Article 164 of Law #6,404/76, and Messrs Roberto Castello Branco, Investor Relations Director, and Pedro Aguiar de Freitas, General Counsel.

04-	SUMMONS:

The Public Notification for the Extraordinary General Shareholders Meeting was published in the Jornal do Commercio on July 15, 16 and 17, 2004, in the Official Gazette of the State of Rio de Janeiro on July 15, 16 and 19, 2004, as well as in the DCI on July 15, 16, 17, 18 and 19, 2004, with the following Order of the Day:

I.	appreciation of the proposal for a forward split of shares issued by the Company, so that each common or preferred share issued by the Company will be represented by three shares of the same type and class, and the consequent alterations of articles 5 and 6 of the Company Bylaws;

II.	election, by holders of preferred class “A” shares, of one member and his alternate for the Company’s Fiscal Council, due to the resignation of the Fiscal Council members elected by this class of shares, as well as the election of one alternate member, due to the resignation of one alternate member elected by the common shareholders; and

Continuation of Minutes of Extraordinary General Shareholders Meeting held on August 18, 2004.

III.	rectification of total annual compensation of the members of the Company’s management fixed by the Ordinary General Shareholders Meeting held on April 28, 2004.

05-	READING OF DOCUMENTS:

The reading of the following documents was unanimously waived, as the content of the same was already known to the shareholders: Forward Stock Split Proposal and Fiscal Council report concerning the Forward Stock Split Proposal.

06-	DELIBERATIONS APPROVED BY THE MAJORITY OF VOTING SHAREHOLDERS, except for the deliberation included in item 6.1, which was unanimously approved, not considering the abstention of some shareholders.

6.1-	the present written minutes were approved in a summarized form as well as the respective publication of the same, omitting the signatures of the present Shareholders, pursuant article 130, §1 and §2, of Law # 6,404/76;

6.2-	the proposal to carry out a forward split of the Company’s shares, whereby each ordinary and preferred share issued will be split into three shares, thus articles 5 and 6 of CVRD’s bylaws will come into force with the following text:

“Art. 5 - Paid-up capital amounts to R$ 7,300,000,000.00 (seven billion, three hundred million reais) corresponding to 1,165,677,168 (one billion, one hundred and sixty five million, six hundred and seventy seven thousand, one hundred and sixty eight) shares, being R$ 4,696,524,030.83 (four billion, six hundred and ninety six million, five hundred and twenty four thousand and thirty reais, and eighty three centavos), corresponding to 749,949,429 (seven hundred and forty-nine million, nine hundred and forty nine thousand, four hundred and twenty-nine) ordinary shares and R$ 2,603,475,969.17 (two billion, six hundred and three million, four hundred and seventy-five thousand, nine hundred and sixty-nine reais and seventeen centavos), corresponding to 415,727,739 (four hundred and fifteen million, seven hundred and twenty seven thousand, seven hundred and thirty nine) preferred class “A” shares, including 3 (three) special class shares, with no nominal value.

§ 1º -	The shares are ordinary and preferred. The preferred shares are of class “A” and special class category.

§ 2º -	The preferred shares of the special class category will belong exclusively to the Federal Union. In addition to the other rights which are expressed and specifically attributed to these shares in the current bylaws, the preferred special class shares will have the same rights as the preferred class “A” shares.

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Continuation of Minutes of Extraordinary General Shareholders Meeting held on August 18, 2004.

§ 3º -	Each ordinary share, each preferred class “A” share and each preferred special class share confer the right to one vote at General Shareholder Meetings, respecting the terms set out in § 4º, which follows.

§ 4º -	The preferred class “A” and special shares will have the same political rights as the ordinary shares, with the exception of voting for the election of Board Members, excepting the terms in §§ 2º and 3º of Art. 11, which follows, which confer the right to elect and dismiss a member of the Audit Committee, and a respective alternate.

§ 5º -	The holders of the preferred class “A” and special shares will have the right to participate in the dividend to be distributed, calculated according to the terms in Chapter VII, according to the following criteria:

a) priority in the receipt of the dividends mentioned in this article §5º corresponding to (i) a minimum of 3% (three percent) of the net worth value per share, calculated on the basis of the financial statements drawn up, which served as a reference for the dividend payment or, (ii) 6% (six percent) calculated on the percentage of capital represented by this class of share, whichever is greater;

b) the right to participate in earnings distributed, under the same conditions as those for the ordinary shares, after the assurance is given to such shares of a dividend equal to the priority minimum established in subparagraph “a” above; and,

c) the right to participate in any bonus payments, under the same terms as those applied to ordinary shares, observing the priority established for the distribution of dividends.

§6º -	The preferred shares will acquire the full and unrestricted right to exercise the vote, if the company fails to pay, for 3 (three) financial years running, the minimum dividends conferred to the preferred shares, the terms of which are set out in paragraph §5º of Art. 5º.

”Art. 6º - The company is authorized to increase its paid-up capital by up to a limit of 900,000,000 (nine hundred million) ordinary shares and 1,800,000,000 (one billion, eight hundred million) preferred class “A” Shares. Within the limits authorized in this Article, the Company may, by way of deliberation by its Board of Directors, increase the amount of paid-up capital, independent of any bylaw reforms through the issue of ordinary and/or preferred shares.

§ 1º-	The Board of Directors will establish the conditions of issue, including price and time limit for being taken up.

3

Continuation of Minutes of Extraordinary General Shareholders Meeting held on August 18, 2004.

§ 2º-	At the discretion of the Board of Directors, the preference rights may be excluded on issues of shares, convertible debentures and bonus scrip issues, whose placing may be carried out through sale on the stock exchanges or through public subscription, under the terms established by Law 6.404/76.

§ 3º -	In accordance with the plans approved by the General Shareholder Assembly, the Company may grant options on the purchase of shares, to its managers and employees, using shares held in Treasury, or through the issue of new shares, excluding the right of preference for the shareholders.”

6.3-	due to the resignation of Messrs. Wilson Risolia Rodrigues, Marcelo Bragagnolo Bonini and Inácio Clemente da Silva, the appointment of: (i) by bearers of preferred “A” shares present, Messrs. JOAQUIM VIEIRA FERREIRA LEVY, Brazilian, married, economist, bearer of identity card nr. SSP/RJ 04452103-7, enrolled in the CPF under nr. 727,920,007-91, resident and domiciled at QL 18, conjunto 06, casa 03, Lago Sul, Brasília, DF, and, TARCÍSIO JOSÉ MASSOTE DE GODOY, Brazilian, married, civil engineer, bearer of identity card nr. SSP/DF 554,548, enrolled in the CPF under nr. 316,688,601-04, resident and domiciled at MLIN Trecho 3, conjunto 1, lote 11, casa 1, Lago Norte, Brasília, DF, as effective member and respective alternate of the Fiscal Council, (ii) by the other shareholders with voting rights, Mr. LUIZ CARLOS DE FREITAS, Brazilian, married, accountant, bearer of identity card nr. 7.580.603, enrolled in the CPF under nr. 659,575,638-20, with his office at Avenida Paulista, nº 1,450 – 9º andar, Cerqueira César, São Paulo, SP, as an alternate to Marcelo Amaral Morais. The appointment of these members of the Fiscal Council is approved for a term of until the 2005 Ordinary General Shareholders Meeting is held.

6.4-	the rectification of the annual remuneration for CVRD management for the year of 2004, approved in the Company’s Ordinary General Shareholders Meeting held on April 28, 2004 (“OSM”) starting on the date of this OSM until the General Ordinary Assembly which approves the accounts relative to the year 2004, in the amount up to R$ 24,300,000.00 (twenty four million, three hundred thousand reais) to the amount of R$ 31,000,000.00 (thirty one million reais) to be distributed by the Board of Directors. Said revised amount established herein includes remuneration for management, members of Committees and Fiscal Council, as established in the above mentioned Company’s Ordinary General Shareholders Meeting and remains unmodified.

4

Continuation of Minutes of Extraordinary General Shareholders Meeting held on August 18, 2004.

07-	CLOSING

At 5:30 p.m., with no more issues to be discussed, work was suspended until drawing up this Minutes. Reopening the session, this Minutes was read, approved and signed by those present.

Rio de Janeiro, August 18, 2004.

Ricardo Carvalho Giambroni Chairman	Pedro Aguiar de Freitas Secretary

5

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE
(Registrant)

Date: August 23, 2004	By:	/s/ Fabio de Oliveira Barbosa

Fabio de Oliveira Barbosa
Chief Financial Officer